Exhibit 99.1

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	September 30,	December 31,
	2018	2017
Assets
CURRENT ASSETS:
Cash and cash equivalents	$109,483	$36,999
Short-term investments	—	36,001
Restricted deposit	197	198
Accounts receivable	112	—
Inventory	—	316
Prepaid expenses and other current assets	1,679	958
TOTAL CURRENT ASSETS	111,471	74,472
NON-CURRENT ASSETS
Property and equipment, net	992	805
Restricted deposit	81	29
Other non-current assets	14	244
TOTAL ASSETS	$112,558	$75,550
Liabilities and Shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$6,291	$4,435
Employee related accrued expenses	2,684	1,950
Deferred revenues	—	650
TOTAL CURRENT LIABILITIES	8,975	7,035

TOTAL LIABILITIES	8,975	7,035
COMMITMENTS AND CONTINGENCIES (NOTE 7)
SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value; 100,000,000 shares authorized at September 30, 2018 and December 31, 2017; 16,102,257 and 13,751,390 shares issued and outstanding at September 30, 2018 and December 31, 2017, respectively	44	37
Additional paid-in capital	202,693	115,692
Accumulated deficit	(99,154)	(47,214)
TOTAL SHAREHOLDERS’ EQUITY	103,583	68,515
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$112,558	$75,550

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2018	2017	2018	2017
REVENUES	$1,128	$7,831	$283	$7,812
COST OF REVENUES	1,803	313	1,055	295
GROSS PROFIT	(675)	7,518	(772)	7,517
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT EXPENSES	25,469	11,936	9,574	5,621
GENERAL AND ADMINISTRATIVE EXPENSES	27,019	5,374	10,743	2,199
OPERATING LOSS	53,163	9,792	21,089	303
INTEREST AND OTHER (INCOME) EXPENSES, NET	(1,323)	122	(556)	(5)
REALIZED LOSS ON SALE OF SHORT-TERM INVESTMENT	100	—	—	—
NET LOSS	$51,940	$9,914	$20,533	$298
NET LOSS PER ORDINARY SHARE BASIC AND DILUTED	$3.30	$1.31	$1.28	$0.02
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER ORDINARY SHARE	15,721,445	8,223,124	16,092,583	13,051,117

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

(Unaudited)

	Ordinary Shares		Preferred Shares		Additional paid-in capital	Accumulated Deficit	Total
	Number of Shares	Amount	Number of Shares	Amount	Amounts
BALANCE AS OF JANUARY 1, 2018	13,751,390	$37	—	$—	$115,692	$(47,214)	$68,515
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2018:
Exercise of options into ordinary shares	667,941	2			1,048		1,050
Share-based compensation					21,765		21,765
Issuance of ordinary shares in public offering, net of issuance expenses	1,682,926	5			64,188		64,193
Net loss						(51,940)	(51,940)
BALANCE AS OF SEPTEMBER 30, 2018	16,102,257	$44	—	$—	$202,693	$(99,154)	$103,583

BALANCE AS OF JANUARY 1, 2017	2,305,743	$6	5,193,427	$13	$43,502	$(27,214)	$16,307
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2017:
Exercise of options into ordinary shares	170,816	*			333		333
Share-based compensation					4,031		4,031
Exercise of warrants into preferred shares			364,036	1	4,731		4,732
Conversion of preferred shares into ordinary shares	5,557,463	14	(5,557,463)	(14)
Issuance of ordinary shares, net of issuance expenses	5,144,378	15			60,757		60,772
Net loss						(9,914)	(9,914)
BALANCE AS OF SEPTEMBER 30, 2017	13,178,400	$35	—	$—	$113,354	$(37,128)	$76,261

(*) Represents less than one thousand

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(51,940)	$(9,914)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and disposals	349	149
Share-based compensation	21,765	4,031
Realized loss on sale of short-term investment	100	—
Exchange rates differences	1	(2)
Fair value adjustment of warrants for preferred shares	—	168
Changes in operating assets and liabilities:
Decrease (increase) in inventory	316	(32)
(Increase) decrease in accounts receivable	(112)	49
Decrease (increase) in prepaid expenses and other current assets	329	(514)
Increase in accounts payable and accrued expenses	2,058	1,704
(Decrease) increase in deferred revenues	(650)	300
Increase in employee related accrued expenses	734	452
Net cash used in operating activities	(27,050)	(3,609)
CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted deposit	(52)	(105)
Sale of short-term investment	35,901	—
Purchase of property and equipment	(536)	(118)
Net cash provided by (used in) investing activities	35,313	(223)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options into ordinary shares	—	333
Issuance of ordinary shares in public offering, net of issuance expenses	64,221	60,926
Proceeds from exercise of warrants to preferred shares	—	382
Net cash provided by financing activities	64,221	61,641
INCREASE IN CASH AND CASH EQUIVALENTS	72,484	57,809
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	36,999	21,362
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$109,483	$79,171
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Exercise of options	$1,050	$—
Exercise of warrants into preferred shares	$—	$4,732

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

a.	UroGen Pharma Ltd. is an Israeli company incorporated in April 2004 ("UPL").

UroGen Pharma, Inc. a subsidiary of UPL, was incorporated in Delaware in October 2015 and began operating in February 2016 ("UPI").

UPL and UPI (together the “Company”) is a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies.

b.	In May 2017, the Company raised $60.8 million, net of issuance costs and underwriting discounts, in an Initial Public Offering ("IPO") on the Nasdaq stock market.
c.

As described in Note 7a1, in April 2017, the Company’s board of directors and shareholders approved a 3.2-for-1 split of the Company’s ordinary, Preferred A and Preferred A-1 shares. All share and per share amounts reflected in these financial statements and the notes thereto have been adjusted, on a retroactive basis, to reflect this share split.

d.

In January 2018, the Company completed a follow-on public offering on Nasdaq of 1,682,926 ordinary shares, at a public offering price of $41.00 per share, in consideration for approximately $64.2 million net of underwriting discounts and commissions and issuance costs, including exercise of the underwriters’ option to purchase an additional 219,512 ordinary shares at the public offering price.

e.

As of the date of issuance of the consolidated financial statements, the Company has the ability to fund its planned operations for at least the next 12 months. However, the Company’s product candidates may never achieve commercialization and it will continue to incur losses for the foreseeable future. Therefore, the Company may need to raise additional funds to fund its research and development expenses, general and administrative expenses and capital expenditures until such time that it can generate substantial revenues.

NOTE 2 - BASIS OF PRESENTATION

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of September 30, 2018, and the results of operations for the nine and three months ended September 30, 2018 and 2017.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2017 and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2017. The condensed balance sheet data as of December 31, 2017 included in these unaudited condensed consolidated financial statements was derived from the audited financial statements for the year ended December 31, 2017 but does not include all disclosures required by U.S. GAAP.

The results for the nine and three months ended September 30, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 3 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“Topic 606”, “ASU 2014-09”, or “the New Revenue Standard”). ASU 2014-09 requires entities to recognize revenue that represents the transfer of promised goods or services to customers in an amount equivalent to the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following steps should be applied to determine this amount: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 supersedes the revenue recognition requirements in ASU 605, “Revenue Recognition,” and most industry-specific guidance in the Accounting Standards Codification. The New Revenue Standard is effective for the Company for annual reporting periods, including interim periods therein, beginning January 1, 2018. The New Revenue Standard may be applied retrospectively with the cumulative effect recognized as of the date of adoption (modified retrospective method). The Company has adopted the New Revenue Standard using modified retrospective method. The Company has completed its assessment of the New Revenue Standard and identified two revenue streams; (1) licensing revenue and (2) revenue from clinical supply of RTGel per the license agreement with Allergan. The implementation of the New Revenue Standard did not have a material impact on the amount or timing of the Company’s current revenue recognition related to these revenue streams.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“Topic 842” or “ASU 2016-02”). ASU 2016-02 supersedes existing guidance in Leases (Topic 840). The revised standard requires lessees to recognize the assets and liabilities arising from leases with lease terms greater than twelve months on the balance sheet, including those currently classified as operating leases, and to disclose key information about leasing arrangements. Lessees will be required to recognize a lease liability and a right-of-use asset on their balance sheets, while lessor accounting will remain largely unchanged. The guidance is effective for annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact the adoption of ASU 2016-02 will have on its consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU 2018-07, "Compensation-Stock Compensation" (“Topic 718” or “ASU 2018-07”) to improve the usefulness of information provided to users of financial statements while reducing cost and complexity in financial reporting and provide guidance aligning the measurement and classification for share-based payments to nonemployees with the guidance for share-based payments to employees. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date. This standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those annual periods. Early adoption is permitted, but no earlier than an entity's adoption date of Topic 606. The Company is currently assessing the impact of ASU 2018-07.

NOTE 4 – SHORT-TERM INVESTMENTS

The Company sold its short-term investments during March 2018 and recorded a realized loss on sale of short-term investment of $100 for the nine months ended September 30, 2018. The Company also recorded increased interest income for the same period related to the short-term investment. At September 30, 2018, all the Company’s funds were in cash and cash equivalents.

NOTE 5 - FAIR VALUE MEASUREMENT

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 5 - FAIR VALUE MEASUREMENT (continued)

The Company’s assets and liabilities that are measured at fair value as of September 30, 2018 and December 31, 2017 are classified in the tables below in one of the three categories described above:

	September 30,	December 31,
	2018	2017
Money market and mutual funds(1) - Level 1	$89,486	$26,127
Short-term investments - Level 2	—	36,001
Other - Level 3	—	—

(1)	Included in cash and cash equivalents on the consolidated balance sheets. The carrying amount approximates fair value.

The table below sets forth a summary of the changes in the fair value of the warrants for preferred shares classified as Level 3:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2018	2017	2018	2017
Balance at the beginning of the period	$—	$3,612	$—	$—
Changes in fair value during the period	—	168	—	—
Exercise of warrants to preferred shares	—	(3,780)	—	—
Balance at end of the period	$—	$—	$—	$—

NOTE 6 - PREPAIDS AND OTHER CURRENT ASSETS

a.

As of September 30, 2018, approximately $1,050 was held at the Company’s trustee for the exercise of 30,000 stock options by the Company’s chairman of the board.  The exercise date was September 26, 2018, and the funds were received by the Company in October 2018.  Therefore, the amount was recorded as a receivable under other current assets on September 30, 2018.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

a.

In September 2017, UPI entered into a new lease agreement for its New York headquarters. The lease agreement commenced in October 2017 and shall terminate in February 2021. The total contractual obligation for the duration of the lease is approximately $2,130.

b.

In April 2018, UPI entered into a new lease agreement for an office in Los Angeles, CA. The lease commenced in July 2018 and shall terminate in March 2024. In order to make the space usable for its operations, substantial improvements were made.  UPI’s landlord agreed to pay approximately $196 of the improvements, and the Company bore any additional costs incurred.  As such, the Company determined that it is the owner of the improvements and account for these improvements as a lease incentive.  The deferred lease incentive is being amortized as a partial offset to rent expense over the term of the lease. The total contractual obligation for the duration of the lease is approximately $1,400.

c.

Through September 30, 2018, the Company has received grants of $2,100 in the aggregate from the Israeli Innovation Authority, or IIA, for research and development funding. Pursuant to the terms of the grants, the Company is obligated to pay the IIA royalties of 3.0% to 5.0% on revenues from sales of products developed from a project financed in whole or in part by IIA grants, up to a limit of 100% of the amount of the grant received, plus annual interest calculated at a rate based on 12-month LIBOR. As of September 30, 2018, the Company has accrued $800 in royalties due to the IIA, which has been recorded in cost of revenues in our results of operations for the nine and three months ended September 30, 2018.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 8 - SHARE CAPITAL

a.	Share capital
1.

On April 19, 2017, the Company’s board of directors and shareholders approved an aggregate 3.2‑for-1 share split of the Company’s ordinary, Preferred A and Preferred A-1 shares. The share split was effected on April 19, 2017 by the issuance of 2.2 ordinary shares for each outstanding ordinary, Preferred A and Preferred A-1 share held immediately prior to the share split.

2.

In May 2017, the Company completed an IPO on the Nasdaq stock market, in which it issued 5,144,378 ordinary shares at a public offering price of $13.00 per share in consideration for $60.8 million, net of issuance costs and underwriting discounts.

3.

In January 2018, the Company completed a follow-on public offering on Nasdaq of 1,682,926 ordinary shares, at a public offering price of $41.00 per share, in consideration for approximately $64.2 million net of underwriting discounts and commissions and issuance costs, including exercise of the underwriters’ option to purchase an additional 219,512 ordinary shares at the public offering price.

4.

In October 2018, the Company filed a shelf registration statement on Form F-3, which was declared effective by the U.S. Securities and Exchange Commission on October 26, 2018, registering a number of ordinary shares, warrants, rights and units with a maximum aggregate public offering price not to exceed $250.0 million.  Included in this amount is $100.0 million of ordinary shares that may be offered, issued and sold under an Open Market Sales Agreement with Jeffries, LLC. To date, the Company has not issued any shares pursuant to this registration.

5.	During the nine months ended September 30, 2018, the Company issued 667,941 ordinary shares with respect to the net exercise of stock options and restricted stock units (RSUs).
b.	Share-based compensation
1.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2018	2017	2018	2017
Research and development expenses	$9,056	$2,513	$3,795	$1,499
General and administrative expenses	12,709	1,518	5,720	659
	$21,765	$4,031	$9,515	$2,158
2.	2017 Equity Incentive Plan

In March 2017, the Company’s board of directors adopted the 2017 Equity Incentive Plan ("2017 Plan"), which was approved by the shareholders in April 2017. The 2017 Plan provides for the grant of incentive stock options to the Company's employees and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other forms of stock awards to the Company's employees, directors and consultants.

The maximum number of ordinary shares that may initially be issued under the 2017 Plan is 1,400,000. In addition, the number of ordinary shares reserved for issuance under the 2017 Plan will automatically increase on January 1st of each calendar year, from January 1, 2018 through January 1, 2027, so that the number of such shares reserved for issuance will equal 12% of the total number of ordinary shares outstanding on the last day of the calendar month prior to the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of ordinary shares that may be issued upon the exercise of incentive stock options under the 2017 Plan is 3,550,167.

On January 1, 2018, the shares reserved for issuance under the 2017 Plan increased by 250,167 to 1,650,167.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 8 - SHARE CAPITAL (continued)

On October 12, 2018, the Company filed a registration statement on Form S-8 increasing the amount of registered ordinary shares of the Company’s 2017 Plan by 1,900,000.

The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of the Company’s ordinary shares on the date of grant. Options granted under the 2017 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

3.

During the nine months ended September 30, 2018, the Company's board of directors approved grants of 900,000 options to executive management and employees of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price between $38.64 to $59.23. The options vest in several installments over a three-year period. As of the grant date, the fair value of these options was $30,033. The options expire ten years after their grant date.

4.

During the nine months ended September 30, 2018, the Company's board of directors approved grants of 111,493 restricted stock units, or RSUs, to executive management and employees of the Company. The RSUs vest in several installments over a three-year period. As of the grant date, the fair value of these RSUs was $5,460. The RSUs expire ten years after their grant date.

5.

In January 2018, the Company's board of directors approved a grant of 40,000 options to the Chairman of the board of directors of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price of $43.67. The options vest quarterly over a one-year period. As of the grant date, the fair value of these options was $1,392. The options expire ten years after their grant date.

6.

In January 2018, the Company's board of directors approved grants of 30,000 options to consultants of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price of $43.67. The options vest monthly over a one-year period. As of September 30, 2018, the fair value of the options remaining was estimated at $95. The options expire ten years after their grant date.

7.

In June 2018, the Company's board of directors approved a grant of 60,000 options to the board of directors of the Company. Each then current director, including the Chairman of the board, received 10,000 options. Each option is exercisable into one ordinary share of the Company at an exercise price of $59.23. The options vest quarterly over a oneyear period. As of the grant date, the fair value of these options was $2,882. The options expire ten years after their grant date.

8.

In June 2018, the Company's board of directors approved grants of 10,000 options to consultants of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price of $59.23. The options vest 50% six months from grant date and 50% nine months from grant date. As of September 30, 2018, the fair value of these options was estimated at $367. The options expire ten years after their grant date.

9.

In June 2018, the Company announced the resignation of its CFO, and in June 2018, the Company's board of directors approved a severance package including modifications to grants of his related option awards. The fair value of the modifications to these option awards was estimated at $2,324 and was recorded in general and administrative expenses in the Company’s Statements of Operations for the nine months ended September 30, 2018.

10.

In July 2018, the Company's board of directors approved a grant of 50,000 options to a new member of the board of directors. Each option is exercisable into one ordinary share of the Company at an exercise price of $49.40. The options vest quarterly over a three-year period. As of the grant date, the fair value of these options was $2,000. The options expire ten years after their grant date.

11.

In August and September 2018, the Company’s board of directors approved severance packages for the President of Israeli Operations and two other members of senior management, which included modifications to their respective equity awards. The fair value of the modifications to these equity awards was estimated at $4,657 and was recorded in research and development and general and administrative expenses, based on salary allocations respectively, in the Company’s Statements of Operations for the nine and three months ended September 30, 2018.

12.

In August 2018, in addition to the modifications, one senior executive was granted 10,466 RSUs in which no compensation expense was taken because the award vests upon a future performance condition that is not currently probable of occurring, this amount is included in total RSUs granted in Note 8b4.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 9 - RELATED PARTIES

UPI entered into a lease agreement, dated as of November 2015 and commencing as of May 2016, for office space located at 689 Fifth Avenue in New York. UPI shared the office space equitably with Kite Pharma, Inc., a Delaware corporation, which is a cosignatory to such lease agreement. Arie Belldegrun, M.D., UPL’s chairman, served as the Chairman and Chief Executive Officer of Kite Pharma, Inc. until his resignation effective as of October 3, 2017, in connection with the acquisition of Kite Pharma, Inc. by Gilead Sciences, Inc.

In April 2018, the Company terminated its lease for offices at 689 Fifth Avenue in New York. The Company expects the office to be assumed by other tenants in the near future. However, until the assumption takes place, the Company has recorded an estimate of approximately $291 in early termination expense on the lease for the nine months ended September 30, 2018. The Company also recorded a loss on disposal of fixed assets of $183 for the nine months ended September 30, 2018, regarding the accelerated depreciation on the leasehold improvements associated with the lease.

NOTE 10 - LOSS PER SHARE:

The following table sets forth the calculation of basic and diluted loss per share for the periods indicated:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2018	2017	2018	2017
Basic and diluted:
Net Loss attributable to equity holders of the Company	$51,940	$9,914	$20,533	$298
Dividend accumulated on preferred shares during the period	$—	$825	$—	$—
Net Loss attributable to equity holders of the Company, after reducing dividend accumulated on preferred shares	$51,940	$10,739	$20,533	$298
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per ordinary share	15,721,445	8,223,124	16,092,583	13,051,117
Basic and diluted net loss per ordinary share	$3.30	$1.31	$1.28	$0.02

For the nine and three months ended September 30, 2018 and 2017, all ordinary shares underlying outstanding options, A-1 warrants and convertible preferred shares have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

NOTE 11 - SUBSEQUENT EVENTS:

The Company has evaluated and determined there were no subsequent events through November 12, 2018.